February 12, 2008

TAQA North announces 2007 Tax Information for U.S. Investors of

 PrimeWest Energy Trust and Shiningbank Energy Income Fund

Calgary, Canada - TAQA North Ltd. (TAQA) provides the following information to assist the former U.S. unitholders of PrimeWest Energy Trust (PWI on the NYSE) and Shiningbank Energy Income Fund (SHN.UN on the TSX) in reporting distributions received on their investments during 2007 on their individual U.S. Income Tax Return - Form 1040.

This summary is not exhaustive of all possible U.S. income tax considerations and is provided as a general guideline only.  Former unitholders should consult their own legal and tax advisors regarding their individual tax consequences. Neither PrimeWest or Shiningbank received a letter ruling from the Internal Revenue Service or an opinion from its tax advisors on these matters.

Qualified Dividends

In consultation with its U.S. tax advisors, it is believed that the trust units of PrimeWest and Shiningbank should be properly classified as equity in a corporation, rather than debt. Therefore, distributions paid to individual U.S. unitholders should be considered “qualified dividends” for U.S. federal income tax purposes. As such, the portion of the distributions made during 2007 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. Investors should consult with their tax advisors to ensure that their individual tax situation is considered before making any decisions.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where trust units are held within a qualified retirement plan.

Trust Units Held Outside a Qualified Retirement Plan

With respect to distributions paid during 2007 to U.S. unitholders of PrimeWest Energy Trust (PWI), 78.58% should be reported as “qualified dividends” and 21.42% should be reported as a return of capital (to the extent of the unitholder’s U.S. tax basis in their respective units).

With respect to distributions paid during 2007 to U.S. unitholders of Shiningbank Energy Income Fund (SHN.UN), 75.37% should be reported as “qualified dividends” and 24.63% should be reported as a return of capital (to the extent of the unitholder’s U.S. tax basis in their respective units).

Canadian Government Withholding Tax

Distribution payments made to non-residents of Canada are subject to a non-refundable, 15% Canadian government withholding tax that is applied to investment payments leaving Canada.  Where trust units of PrimeWest or Shiningbank were held in a cash account, we believe the full amount of the withholding tax should be creditable as a Foreign Tax Credit, subject to numerous U.S. tax limitations, for the year in which the withholding taxes are withheld.

Where trust units of PrimeWest or Shiningbank were held in a qualified retirement plan, the same non-refundable, 15% Canadian government withholding tax applies but it is believed that the amount withheld is not creditable for U.S. tax purposes. Investors should consult with their tax advisors or the IRS for further guidance.

Information regarding the amount of Canadian tax withheld in 2007 should be determined from your own records or through your stockbroker or other intermediary; it is not available from TAQA North.

Form 1099-DIV

U.S. unitholders who hold their investment through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary. This is typically a Form 1099-DIV (“1099”) or a substitute form developed internally by the broker or intermediary. TAQA North is not able to furnish unitholders with a 1099.

Information on the 1099 issued by the broker or other intermediary may not accurately reflect the information in this press release, for a variety of reasons. The broker or intermediary may not be required to issue an amended 1099. Investors should consult with their accountant or tax advisor to ensure that the information presented in this press release is accurately reflected on their Form 1040.

About Abu Dhabi National Energy Company PJSC (TAQA)

Abu Dhabi National Energy Company PJSC (TAQA) www.taqa.ae is a global energy company with operations in power generation, desalination, upstream oil/gas, pipelines, gas storage.

TAQA was founded in Abu Dhabi in 2005 and is listed on the Abu Dhabi Stock Exchange. TAQA has in excess of AED 56 billion in assets, 2006 annual turnover of more than AED3.3 billion.  TAQA operates from its offices in Abu Dhabi; Ann Arbor, Michigan; Aberdeen; Amsterdam; Calgary and The Hague with alliance partners across the Gulf, Middle East, North Africa, Europe, India, Canada, and the United States.

TAQA North Ltd. is a Calgary-based oil and gas exploration company with operations in Northern Alberta and British Columbia; West Central and Southern Alberta; Southwest Saskatchewan; Southeast Saskatchewan; and the Northwest Territories.  The company will now have proven plus probable reserves in excess of 480 MMBOE and current production of approximately 105,000 BOE per day, making it one of the top 12 oil and gas producers in Canada.

TAQA carries Aa2 and AA- credit ratings from Moody’s and S&P , respectively.

For further information contact us at:

TAQA North

Debbie Carver, Investor Relations Advisor

(403)724-5039

1-877-968-7878 (toll-free)

primewest.investorrelations@taqa.ca

www.primewestenergy.com